

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 25, 2009

Glenn A. Culpepper
Finance Director
CRH Public Limited Company
Belgard Castle, Clondalkin
Dublin 22, Ireland

 RE: **CRH Public Limited Company**
 Form 20-F for Fiscal Year Ended December 31, 2008
 File No. 1-32846

Dear Mr. Culpepper:

 We have reviewed your response letter dated August 7, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

<u>Operating and Financial Review and Prospects, page 27</u>
<u>Critical Accounting Policies, page 51</u>
<u>Pension and Other Post-Retirement Benefits, page 53</u>

2. We have read your response to comment eight from our letter dated July 2, 2009. Paragraph 106 of IAS 19 states that the expected return on plan assets is based on market expectations, at the beginning of the period, for returns over the entire life of the related obligation. The expected return on plan assets reflects changes in

the fair value of plan assets held during the period as a result of actual contributions paid into the fund and actual benefits paid out of the fund. Your response indicates that in estimating the expected returns on equities you considered the magnitude of the decline in equity values internationally and the expectation that these levels would not be representative of expected market values in the long-term. Your response also indicates that the expected returns on equities assumption for the 2009 financial year has been arrived at through application of a higher equity risk premium over treasuries/sovereign gilts/government bonds in the various currency zones than would have been the case historically. In this regard, please address the following:

- Please help us better understand how you arrived at the expected returns on equities as of December 31, 2008 and December 31, 2007. Please provide us with a summary of the analysis you performed as of each of these dates and specifically explain how your consideration of each of the above factors led to your use of these returns. Please also specifically address how your consideration of these factors led to a one percentage point increase in the expected returns on equities for all four jurisdictions from December 31, 2007 to December 31, 2008;
- Please help us better understand the equity risk premiums applied over treasuries/sovereign gilts/government bonds in the various currency zones. Please tell us how you arrived at these equity risk premiums as of December 31, 2007 and December 31, 2008 and your basis for any changes; and
- Please expand your disclosures to discuss the expected impact of the significant decrease in the funded status of your plans and the substantial reduction in the percentage of your plan assets invested in equity securities on your future determination of net periodic pension costs and future pension contributions.

Item 15 – Controls and Procedures, page 96
Management's Report on Internal Control Over Financial Reporting, page 96

3. We have read your response to comment 10 from our letter dated July 2, 2009. However, it appears that neither your current nor your proposed future disclosure completely encompasses all of the elements of Rules 15a-15(f) or 15d-15(f) of the Exchange Act. Please advise.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief